VIN SOCIAL CORPORATION

NOTE PURCHASE AGREEMENT

This Note Purchase Agreement (the "*Agreement*"), dated as of [EFFECTIVE DATE] by and among Vin Social Corporation, a corporation organized under the laws of Delaware (the "*Company*"), and the Investors named on Signature Page attached hereto, as amended from time to time (each an "*Investor*" and, collectively, the "*Investors*").

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1. Closing. At the initial closing, the Company shall issue a 8.0% Convertible Promissory Note in substantially the form attached hereto as Exhibit A (each a "Note" and collectively the "Notes") to each Investor who is party to this Agreement as of such date in the principal amount set forth next to such Investor's name on Signature Page under the heading "Principal Amount" (the "Principal Amount"), provided that the maximum principal amount of the Notes shall not exceed $1,070,000 (the "Maximum Principal Amount"). The Notes shall have equal priority and rank on a pari passu basis. Any payment of principal and interest on the Notes shall be allocated ratably among the Investors. Subject to the Maximum Principal Amount, the Company may issue additional Notes after the initial closing to parties who become signatory hereto, and Signature Page shall be appropriately updated therefor. Subject to the terms and conditions of this Agreement and in reliance on the representations and warranties set forth herein, upon and in exchange for the Company's issuance of a Note to an Investor, such Investor shall deliver to the Company immediately available United States funds in an amount equal to the Principal Amount of such Note.

2. Representations and Warranties.

    (a) Company. The Company represents and warrants to the Investors as follows:

        (i) Organization. The Company is duly organized, validly existing and in good standing under the laws of Delaware.

        (ii) CorporatePower;Authorization. The Company has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and the Notes, and to carry on the business now conducted or presently proposed to be conducted by it. All actions on the part of the Company necessary for the due authorization, execution and delivery of this Agreement and the Notes and the consummation of the transactions contemplated herein and therein, and for the due issuance of the Notes, have been taken. This Agreement and the Notes are legally binding on the Company, enforceable in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, moratorium or similar laws, and general principles of equity. The execution, delivery and performance by the Company of this Agreement and the issuance and sale of the Notes will not result in any violation of or be in conflict with, or result in a breach of or constitute a default under, any term or provision of the Company's organizational documents.

(iii)   <u>Exempt Securities</u>. Assuming the accuracy of the Investors' representations and warranties in <u>Section 2(b)</u>, the offer, issuance, sale and delivery of the Note and the equity securities issuable upon conversion of the Note are exempt from the registration provisions of the U.S. Securities Act of 1933, as amended (the "*Act*").

(b)   <u>Investors</u>.

(i)   Each Investor, severally and not jointly, represents and warrants to the Company that: such Investor is acquiring a Note and the underlying securities for the Investor's own account for investment only and not with a view to distribution or resale of the Note or underlying securities.

(ii)   Each Investor, severally and not jointly, further represents and warrants to the Company that such Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Notes and the underlying securities and that the Investor is able to incur a complete loss of the Investor's investment and to bear the risk of such a loss for an indefinite period of time.

(iii)   Each Investor, severally and not jointly, acknowledges that the Company has given such Investor access to the corporate records of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by such Investor, and has furnished such Investor with all documents and other information required for Investor to make an informed decision with respect to the purchase of the Notes.

3.   <u>Notices</u>. Any notice, request or other communication required or permitted hereunder shall

be in writing and shall be deemed to have been duly given if sent via e-mail or overnight or second day delivery service, to the respective addresses and/or e-mail address of the parties as set forth below:

If to the Company:

Vin Social Corporation
1624 Market Street #202-90748
Denver, CO 80202
Attn: Sara Moll, CEO

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP
31 West 52nd Street
New York, NY 10019
Attn: Ronald A. Fleming, Jr.
Email: Ron.Fleming@pillsburylaw.com

If to an Investor: The address provided to Wefunder.

Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given upon confirmed receipt of delivery.

4.   Successors and Assigns; Assignment. The terms and conditions of the Notes and this Agreement shall inure to the benefit of and be binding upon the respective executors, administrators, heirs, successors and permitted assigns of the parties. The Company may not assign any of its rights or obligations hereunder without the prior written consent of Investors holding a majority of the aggregate outstanding principal amount of all Notes (the "*Requisite Investors*"). The Investors may not assign their rights and obligations hereunder to any party without the prior written consent of the Company.

5.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

6.   Entire Agreement. This Agreement and the Notes constitute the entire agreement of the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous understandings, whether written or oral.

7.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. One or more counterparts of this Agreement may be delivered by facsimile, and such counterparts shall have the same effect as an original counterpart hereof.

8.   <u>Amendments; Waivers</u>. Any amendments to, changes in or additions to this Agreement and the Notes may be made, and compliance with any covenant or provision herein or therein set forth may be omitted or waived, if the Company shall obtain consent thereto in writing from the Requisite Investors. Any amendment, change, addition, omission or waiver so effected shall be binding upon the Company, the Investors and all of their respective successors and permitted assigns whether or not such party, successor or assignee entered into or approved such amendment or waiver. Notwithstanding the foregoing, (1) no such amendment, change, addition, omission or waiver shall be effective to change the Principal Amount of any Investor's Note without the consent of such Investor and (2) no consent shall be required to add additional Investors hereto.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Note Purchase Agreement to be executed as of the date first set forth above.

COMPANY:

VIN SOCIAL CORPORATION

By: *Founder Signature*
Name: Sara Moll
Title: Chief Executive Officer

[*Signature Page to Convertible Note Purchase Agreement*]

IN WITNESS WHEREOF, the parties hereto have caused this Note Purchase Agreement to be executed as of the date first set forth above.

SUBSCRIBER:

[INVESTOR]

[ENTITY NAME]

Investor Signature

By:_____

Name: [INVESTOR NAME]

Title: _____

Exhibit A

Form of Note

THIS NOTE AND THE SECURITIES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EXEMPTION FROM REGISTRATION OR AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT.

VIN SOCIAL CORPORATION

8.0% CONVERTIBLE PROMISSORY NOTE

USD $ $[AMOUNT]

Date: [EFFECTIVE DATE]

FOR VALUE RECEIVED in immediately available funds, the undersigned, Vin Social Corporation, a Delaware corporation (the "*Company*"), promises to pay to the order of [INVESTOR NAME] or his/her/its assigns (the "*Holder*"), the principal sum USD $ $[AMOUNT] in lawful money of the United States of America, together with interest as provided herein. This Note has been executed by the Company on the date listed on the signature page hereto.

This Note has been issued pursuant to, and is entitled to the benefits of, the Note Purchase Agreement (the "*Purchase Agreement*"), dated as of [EFFECTIVE DATE] by and among the Company and Investors parties thereto from time to time. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Purchase Agreement.

The following is a statement of the rights of the Holder of this Note and the conditions to whithis Note is subject and to which the Holder hereof, by the acceptance of this Note, agrees:

_____

1. Maturity Date. Unless earlier converted in accordance with Section 2 hereof, on the earlier of (a) a date, on or following March 1, 2023, that (i) the Requisite Investors have made a written demand for the repayment of this Note or (ii) the Company elects and (b) the date on which an Event of Default (as defined below) has occurred and repayment of this Note has been accelerated pursuant to Section 5.2 (the "Maturity Date"), the Company shall pay to the Holder, in cash, the amount of the then outstanding principal balance of this Note plus all accrued and unpaid interest hereon. The Holder shall surrender this Note, duly endorsed, at the principal office of the Company after full payment of the outstanding principal of this Note and accrued and unpaid interest hereon.

2. Note Conversion.

2.1 Mandatory Conversion Upon the Occurrence of a Financing. If, after the date hereof and prior to the Maturity Date, the Company consummates a preferred stock equity financing from an investor or group of investors of at least $1,500,000 (excluding any amounts payable under the Notes converted into equity or any other indebtedness of the Company converted into equity) (a "*Financing*"), all outstanding principal and accrued and unpaid interest on this Note shall, effective on the date of such Financing, automatically convert into a number of shares of the preferred stock issued in such Financing equal to the quotient obtained by dividing the outstanding principal and accrued and unpaid interest on this Note by the lower of:

        (a)   the product of (i) 0.85 times (ii) the price actually paid by investors participating in the Financing; and

        (b)   the quotient (the "**Conversion Cap**") obtained by dividing (i) $17,000,000 by (ii) the number of shares of outstanding common stock of the Company immediately prior to the closing of the Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options issued and granted under the Company's stock option plans and warrants to purchase common stock, but excluding, for this purpose, the conversion of the Notes contemplated by this Section 2.1 and shares available for grant under the Company's stock option plans).

Notwithstanding the above, if the conversion price of the Notes as determined pursuant to this Section 2.1 (the "**Conversion Price**") is less than the price per share of the preferred stock issued in such Financing, then the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the preferred stock issued in the Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Financing relative to the purchase price paid by the Investors.

        2.2   <u>Repayment or Conversion upon the Occurrence of a Change of Control.</u> If at any time after the date hereof and prior to the Maturity Date, the Company shall effect a Change of Control (as defined herein), at the election of the Requisite Investors, either (a) all outstanding principal and accrued and unpaid interest on this Note shall be converted into a number of shares of Class A common stock equal to the quotient obtained by dividing (i) the outstanding principal and accrued and unpaid interest on this Note by (ii) the Conversion Cap or (b) the Holder shall be paid an amount equal to one and one half times (1.5x) all outstanding principal and accrued and unpaid interest on this Note.

        A "**Change of Control**" shall mean (x) a merger or consolidation of the Company or a wholly-owned subsidiary of the Company with or into another corporation or entity immediately after which the holders of a majority in interest of the outstanding voting securities of the Company do not continue to hold at least a majority in interest of the outstanding voting securities of the surviving company in such merger or consolidation (whether or not the Company is the surviving entity) or (y) a transaction or series of related transactions that result in the acquisition of either (1) all or substantially all of the business or assets of the Company by a third party or third parties or (2) at least a majority of the outstanding voting power of the Company by a third party or third parties. For the avoidance of doubt, in no event shall (i) an equity financing for capital raising purposes be deemed to be a Change of Control or (ii) a transaction constitute a Change of Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

2.3   Conversion Procedure.   If this Note is converted into equity securities pursuant to this Section 2, the following terms shall govern such conversion.

2.3.1   Notice of Conversion. With respect to a conversion pursuant to Section 2.1, the Company shall, on or before the closing date of such Financing, deliver written notice to the Holder of this Note at the address shown on the records of the Company for the Holder, notifying the Holder of the conversion to be effected, specifying the shares of preferred stock into which this Note shall be converted, the principal amount of the Note to be converted, the amount of accrued interest to be converted and the date on which such conversion will occur.

2.3.2   Mechanics and Effect of Conversion. No fractional shares of preferred stock shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to the Holder in cash the amount of outstanding principal and accrued and unpaid interest that is not so converted. The Holder shall surrender this Note, duly endorsed, at the principal office of the Company after full conversion of this Note. Upon full conversion of this Note, the Company shall be forever released from all its obligations and liabilities under this Note. In connection with any conversion, the Holder shall become a party to and shall execute all related Financing documentation, and the preferred stock issued in connection with such conversion will have legends thereon, and be subject to the restrictions on transfer, set forth in such documentation.

2.4   Authorization of Securities. The Company shall take all necessary action to authorize the issuance of all equity securities as may be necessary to effect the provisions of this Section 2 above.

3.   Interest. Interest shall accrue on the outstanding principal balance of this Note at the rate of 8.0% per annum, on the basis of actual days elapsed in a 365- or 366-day year, as appropriate, and shall be payable at maturity. Notwithstanding any other provision of this Note, the Holder does not intend to charge, and the Company shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

4.   Waiver of Notice. The Company hereby waives notice, presentment, protest and notice of dishonor.

5.   Event of Default.

5.1   Event of Default. The following events shall constitute an *"Event of Default"* under this Note:

5.1.1   Voluntary Bankruptcy or Insolvency Proceedings. The Company shall have (a) applied for or consented to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (b) made a general assignment for the benefit of its creditors, (c) been dissolved or liquidated in full or in part, or (d) commenced a voluntary case or other proceeding seeking relief on its behalf as a debtor, or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment, composition, compromise or other relief with respect to itself or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or any other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it.

5.1.2   Involuntary Bankruptcy or Insolvency Proceedings. If any notice of intention is filed or any proceeding or filing is instituted or made against the Company in any jurisdiction seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment, composition or compromise of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties or assets or seeking possession, foreclosure or retention, or sale or other disposition of, or other proceedings to enforce security over, all or a substantial part of the assets of the Company and the same has not been dismissed, vacated or stayed within ninety (90) days of commencement.

5.1.3   Failure to Pay. Failure by the Company to pay any principal of or interest on any Note when due, whether at maturity or by reason of acceleration and such failure is not cured by the Company within 30 days after written notice from the Requisite Investors.

5.1.4   Breach of Transaction Documents. The Company shall fail to observe or perform any other obligation to be observed or performed by it under the Purchase Agreement or this Note within 30 days after written notice from the Requisite Investors to perform or observe the obligation.

5.2   Acceleration. If an Event of Default under Section 5.1.3 or 5.1.4 occurs and is continuing, then the Requisite Investors may declare the outstanding principal balance, accrued interest thereon and all other payments payable on the Notes to be forthwith due and payable in cash immediately, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company, to the fullest extent permitted by applicable law. If an Event of Default specified in Section 5.1.1 or 5.1.2 occurs and is continuing, then the outstanding principal balance, accrued interest thereon and all other payments payable hereunder shall become and be immediately due and payable in cash without any declaration or other act on the part of the Holder or the Requisite Investors. The Requisite Investors by notice to the Company may rescind an acceleration and its consequences. No such rescission shall affect any subsequent default or impair any right thereto.

6.   Miscellaneous.

6.1   Successors and Assigns; Transfer. Subject to the exceptions specifically set forth in this Note, the terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and permitted transferees and assigns of the parties. The Company may not transfer or assign its obligations hereunder, by operation of law or otherwise, without the prior written consent of the Holder.

6.2   Loss or Mutilation of Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, together with indemnity reasonably satisfactory to the Company, the Company shall execute and deliver to Holder a new Note of like tenor and denomination as this Note. Principal and interest is payable only to the Holder of the Note.

6.3   Titles and Subtitles. The titles and subtitles of the Sections of this Note are used for convenience only and shall not be considered in construing or interpreting this agreement.

6.4   Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be delivered in accordance with the Purchase Agreement.

6.5   Note Holder Not Shareholder. This Note does not confer upon Holder any right to vote or to consent to or to receive notice as a shareholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a shareholder, prior to the conversion hereof.

6.6   Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of Delaware, without regard to conflict of laws principles.

6.7   Waiver and Amendment. Any amendments to, changes in or additions to this Note may be made, and compliance with any covenant or provision herein set forth may be omitted or waived, if approved in writing by the Company and the Requisite Investors. Any amendment, change, addition, omission or waiver so effected shall be binding upon the Company, the Holder and all of their respective successors and permitted assigns whether or not such party, successor or assignee entered into or approved such amendment or waiver. Notwithstanding the foregoing, no such amendment, change, addition, omission or waiver shall be effective to change the principal amount of this Note without the consent of the Holder.

6.8   Prepayment. Except with respect to Subsection 2.2, without the prior written consent of the Requisite Investors, the Company may not prepay this Note or any of the Notes prior to March 1, 2023.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name on [EFFECTIVE DATE] .

VIN SOCIAL CORPORATION

Founder Signature

By:
Name: Sara Moll
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__ .

Principal Amount: __$[AMOUNT]__

COMPANY:

Vin Social Corporation

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

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